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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: September 3, 2003
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: September 3, 2003	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

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INDEX

Press Release dated September 3, 2003: "IAMGOLD DIRECTOR TO RETIRE"

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IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto, ON, M5J 2W4, Canada Telephone: (416) 360-4710 Fax: (416) 360-4750 Toll free: 1-888-IMG 9999 Website: www.iamgold.com e-mail: info@iamgold.com

TSE Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
Total Shares Outstanding:	144.2MM
Fully Diluted:	150.8MM
52 Week Trading Range:	CDN $4.86 — $8.34

FOR IMMEDIATE RELEASE: September 3, 2003	No. 15/03

IAMGOLD DIRECTOR TO RETIRE

Toronto, Ontario, September 3, 2003 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG). Mark I. Nathanson, Co-Chairman and one of the founding shareholders of IAMGOLD has tabled his resignation from the Board of Directors effective September 4, 2003.

Mr. Nathanson indicated in June 2003 that he was considering resigning from the Company as Co-Chairman and director, for health and other personal reasons.

Mr. Nathanson served as President and Chief Operating Officer of the Company from its inception to October 1994. He discovered the Sadiola deposit and was instrumental in obtaining the exploration rights to the Sadiola and Bambadji properties. Mr. Nathanson has spent the past 25 years working with various governments, including a number in Africa in the national security and communications fields. He has developed strong relationships with many government leaders throughout Africa. Mr. Nathanson is also Chairman and Chief Executive Officer of International FIA Holdings Ltd.

On behalf of the Board, William D. Pugliese, Co-Chairman states, "As a co-founder of the Company, Mark was instrumental in the creation and development of IAMGOLD. His presence on the Board will be missed and we would like to wish him good health and prosperity with his future endeavours."

For further information contact:

Joseph F. Conway, President & Chief Executive Officer
or Thomas R. Atkins, Vice-President, Investor Relations.
Tel: (416) 360-4710, North America Toll-Free: 1 (888) IMG-9999
or Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD's email press release list, please contact us at info@iamgold.com.

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